UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

AEP INDUSTRIES INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35117	22-1916107
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

95 Chestnut Ridge Road Montvale, New Jersey		07645
(Address of principal executive offices)		(Zip code)

Linda N. Guerrera, (201) 641-6600

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of AEP Industries Inc. (including its consolidated subsidiaries, the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2014 to December 31, 2014 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to herein as “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives which are limited to tantalum, tin and tungsten. References herein to the “Covered Countries” are to the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company has adopted a Conflict Minerals Policy that is publicly available in the Investor Relations section of the Company’s website at www.aepinc.com. Such policy confirms that the Company will not purchase any product that it knows to contain Conflict Minerals that directly or indirectly finances or benefits armed groups in the Covered Countries. The Company understands the importance of this issue to its customers and is committed to supply chain initiatives and overall efforts that work towards a conflict-free supply chain. The Company encourages all of its suppliers to likewise support these efforts and make information on the origin of their product components easily accessible on their websites or through other public methods. Non-compliance by the Company’s suppliers with such policy or otherwise with the Company’s supplier Code of Conduct will be reviewed by purchasing managers in connection with the award of future business.

Conflict Minerals Disclosure

The Company is a leading manufacturer of flexible plastic packaging films in North America. The Company manufactures and markets an extensive and diverse line of polyethylene and polyvinyl chloride flexible plastic packaging products, with consumer, industrial and agricultural applications. The manufacturing operations are located in the United States and Canada.

The Company continued to use a cross-functional team to comply with the Rule. For the Reporting Period, this team was led by the Company’s Executive Vice President of Operations and included the Executive Vice President, Finance and Chief Financial Officer, the Senior Vice President of Manufacturing, the Vice President – Controller, the Director of Purchasing and the Purchasing Manager. This team implemented product and reasonable country of origin inquiries to identify and trace Conflict Minerals in the Company’s supply chain during the Reporting Period, including reviewing databases regarding product composition and using the procedures and tools provided by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (the “EICC-GeSI”).

As part of the initial phase of compliance, the Purchasing Manager led a team that sent the EICC-GeSI standardized reporting template for Conflict Minerals (the “Conflict Mineral Disclosure Form”) to approximately 165 direct suppliers, representing 100% of the Company’s direct suppliers of raw materials and finished products for the Company’s products in the Reporting Period. The Company determined to rely on its direct suppliers to provide the requisite information due to the complexity of its supply chain, with many third parties between the direct suppliers and the original sources of raw materials and finished goods.

The Purchasing Manager and the Vice President – Controller, together with outside counsel, reviewed and categorized supplier responses and followed up through various means to the extent of any missing, incomplete or inconsistent forms. The Company eventually received responses from 100% of such suppliers in sufficient detail, although not all suppliers returned the Conflict Mineral Disclosure Form.

As a result of the initial inquiries of direct suppliers and discussions among the cross-functional team, the Company identified the Company products for which Conflict Minerals are necessary to the functionality or production of such products, that were manufactured or contracted to be manufactured by the Company, and for which the manufacture was completed during the Reporting Period (the “Covered Products”). The Covered Products, all of which included tin, were:

•	certain UPVC (unplasticized polyvinyl chloride) film products;

•	laminated products; and

•	the serrated metal cutters used in the Zip Safe® cutter boxes containing polyvinyl chloride food wrap.

The Covered Products represented less than one-half of 1% of the Company’s raw material and product expense in the Reporting Period.

There were three direct suppliers of the Covered Products, and the Company conducted in good faith a reasonable country of origin inquiry that was reasonably designed to determine whether any of the Conflict Minerals in the Covered Products originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources.

The Purchasing Manager and Vice President—Controller, together with outside counsel, reviewed the Conflict Mineral Disclosure Form questions relating to the country of origin and followed up with the three suppliers to the extent of any missing, incomplete or inconsistent forms. The three suppliers confirmed with a reasonable degree of certainty that the Conflict Minerals did not originate in a Covered Country, and the Company’s cross-functional team confirmed it was not aware of any conflicting information.

Therefore, based on the Company’s reasonable country of origin inquiry for the Reporting Period, the Company has determined that it has no reason to believe that its necessary Conflict Minerals in the Covered Products may have originated in any of the Covered Countries.

A copy of this Form SD is publicly available in the Investor Relations section of the Company’s website at www.aepinc.com. References herein to the Company’s website are for information only and are not incorporated herein by reference.

Future Process Improvements

The Company expects to take the following steps, among others, to further mitigate the risk that the Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries: (i) continue to identify any products that the Company manufactures or contracts to manufacture that contain Conflict Minerals, (ii) continue to engage with suppliers to obtain current, accurate and complete information about the supply chain; (iii) encourage suppliers to implement responsible sourcing; and (iv) following up appropriately when information provided by suppliers appears to be missing, incomplete, inconsistent or not trustworthy. However, the Company does not believe it has significant leverage regarding its existing suppliers of Conflict Minerals given the minimal amount of the Company’s purchases relative to the size of the suppliers.

Item 1.02 Exhibit

Not applicable

Section 2—Exhibits

Item 2.01 Exhibits

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AEP Industries Inc.

By:	/s/ Linda N. Guerrera
Linda N. Guerrera
Vice President and Controller

Dated: May 29, 2015

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